EXHIBIT 3.1

CLECO CORPORATION RESOLUTIONS

Amendment to Bylaws
RESOLVED, That Section 1(a) of Article III of Cleco Corporation's Bylaws hereby is amended, effective on January 24, 2013, to read in its entirety as follows:

Section 1.    Certain General Provisions

(a)    Number. The corporate powers of the Corporation shall be vested in and exercised, and the business and affairs of the Corporation shall be managed, by a board of directors which shall consist of eight (8) directors.